Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                       January 22, 2014

VIA EDGAR
----------

Ms. Deborah O'Neal Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: AllianceBernstein Bond Fund, Inc. - AllianceBernstein Floating Rate Strategies Fund
                 Post-Effective Amendment No. 118
                 File Nos. 2-48227 and 811-02383

Dear Ms. O'Neal Johnson:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Floating Rate Strategies Fund (the "Fund"), as provided orally to Joanne A. Skerrett of this office on December 5, 2013. As the context requires, defined terms used herein are as defined in the Fund's Prospectus. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:      Fees and Expenses of the Fund - Shareholder Fees: The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading
                "None", should be 1% as is stated in the footnote (a) and footnote (a) should instead explain the circumstances upon which no CDSC will occur. Please update the performance information if appropriate to reflect the CDSC.

Response:       The CDSC for Class A Shares is not charged to a typical investor and only applies in certain instances when no front-end sales charge is assessed. We believe it would be misleading to include it in the table. We have not revised footnote (a) or the table in response to this comment.

Comment 2:      Fees and Expenses of the Fund - Fee Waiver and/or Expense
                Reimbursement: Please confirm that the fee waiver will continue at least one year from the effective date of the Prospectus.

Response:       The Adviser confirms that the fee waiver will continue for at least one year from the effective date of the Prospectus.

Comment 3:      Fees and Expenses of the Fund - Fee Waiver and/or Expense
                Reimbursement: With respect to footnote (d), please confirm that the fee waiver reimbursement discussed in footnote (d) will not extend beyond three years.

Response:       This is to confirm that the fee waiver/expense reimbursement will not extend beyond three years.

Comment 4.      Fees and Expenses of the Fund - Acquired Fund Fees and Expenses:
                Please confirm that any Acquired Fund Fees and Expenses greater than one basis point will be reflected in the table as a separate line item.

Response:       The Fund confirms that any Acquired Fund Fees and Expenses will be reflected in the Fees and Expenses table as a separate line item.

Comment 5.      Examples - Please add a separate row in the table for the Class
                C shares in order to reflect the increased expense caused by the CDSC.

Response:       We have revised the Examples table to reflect this comment.

Comment 6:      Principal Strategies: The Principal Strategies disclosure states that, for purposes of the 80% Test, the Fund invests in derivatives, among other things. Please describe to the Staff how the Fund intends to value its investments in derivatives for purposes of the 80% Test.

Response:       The Fund's investments in derivatives for purposes of the 80%
                Test are typically valued on a marked-to-market basis but, in some cases, such as credit default swaps ("CDS"), may be valued based on notional value.

Comment 7:      Principal Strategies: If the Fund intends to invest in emerging markets, please provide disclosure describing such investments.

Response:       The Fund does not intend to invest in emerging markets.

Comment 8:      Principal Strategies: If the Fund invests in CDS, or intends to write CDS, please confirm to the Staff that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:       The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and Staff interpretative guidance.

Comment 9:      Principal Risks: As reflected in the ICI Letter, a derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Portfolio and specific as to the Portfolio's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:       We believe the disclosure is consistent with the provisions of the ICI Letter.

Comment 10:     Additional Information About The Fund's Risks and Investments -
                Portfolio Holdings: If a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available also on the Fund's website, that fact should be disclosed.

Response:       We have not revised the Prospectus in response to this comment because a separate description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is not available on the Fund's website.

Comment 11:     Additional Information About The Fund's Risks and Investments:
                Regarding total return swaps, please acknowledge to the Staff that the Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18,
                1979) ("Release 10666") and that the SEC may issue further guidance on such transactions that could affect the Fund's operations.

Response:       The Fund acknowledges that it is familiar with the provisions discussed in Release 10666 and that further SEC guidance on total return swaps could affect the Fund's operations.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                       Sincerely,

                                                       /s/ Joanne A. Skerrett
                                                       -----------------------
                                                           Joanne A. Skerrett


cc:      Emilie D. Wrapp, Esq.
         Eric Freed, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.